UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.	Investment Company Act File Number:	Date examination completed:
	814-00235	December 31, 2025

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3.	Exact name of investment company as specified in registration statement:

Rand Capital Corporation

4.	Address of principal executive office (number, street, city, state, zip code):

1405 Rand Building, Buffalo, NY 14203

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

14 Lafayette Square, Suite 1405

Buffalo, New York 14203

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

March 12, 2026

WithumSmith+Brown, PC

424 Main Street, Suite 800

Buffalo, NY 14202

To Whom It May Concern:

We, as members of management of Rand Capital Corporation and Subsidiaries (the “Corporation”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2025 and from September 18, 2025 (the date immediately following our last examination), through December 31, 2025.

Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025 and from September 18, 2025 through December 31, 2025, with respect to securities reflected in the investment account of the Corporation.

Rand Capital Corporation and Subsidiaries

By:

/s/ Daniel P. Penberthy
Daniel P. Penberthy
President and Chief Executive Officer

/s/ Margaret W. Brechtel
Margaret W. Brechtel
Executive Vice President, Treasurer,
Chief Financial Officer and Secretary

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors of

Rand Capital Corporation and Subsidiaries:

We have examined management of Rand Capital Corporation and Subsidiaries’ assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Rand Capital Corporation and Subsidiaries (the “Corporation”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) (the “specified requirement”) as of December 31, 2025. The Corporation’s management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Corporation’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of December 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from September 18, 2025 (the date immediately following our last examination), through December 31, 2025:

●	Count and inspection of all securities located in the Northwest Bank vault in Buffalo, New York
●	Reconciliation of all such securities to the books and records of the Corporation; and
●	Agreement of any additional investments, or disposals, or loan repayments in or from portfolio companies from the books and records of the Corporation to the related supporting documentation and/or agreements.

Our examination does not provide a legal determination on the Corporation’s compliance with specified requirements.

In our opinion, management’s assertion that Rand Capital Corporation and Subsidiaries complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2025 and for the period from September 18, 2025 (the date immediately following our last examination), through December 31, 2025 with respect to securities reflected in the investment account of the Corporation is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Rand Capital Corporation and Subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

Buffalo, New York

March 12, 2026